                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
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                               (Amendment No. 1)*

                          HANGER ORTHOPEDIC GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    41043F208
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                                 (CUSIP Number)

                                  Ivan R. Sabel
                      Chairman and Chief Executive Officer
                            Two Bethesda Metro Center
                                   Suite 1300
                               Bethesda, MD 20814
                                 (301) 986-0701

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-----------------                                          ---------------------
CUSIP No. 4043F28                                           Page 2 of 10
-----------------                                          ---------------------


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  1   NAMES OF REPORTING PERSONS/            I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)
                AlixPartners Holdings, Inc.,             38-2439073
                formerly known as Jay Alix &
                Associates, Inc.

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
      (See Instructions)
                                                                     (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

                OO. To date, there has been no purchase and therefore no need for funds.

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                AlixPartners Holdings, Inc., is a Michigan corporation.

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                           7        SOLE VOTING POWER
NUMBER OF
SHARES                                         - 0 -
BENEFICIALLY
OWNED BY                  ------------------------------------------------------
EACH                       8        SHARED VOTING POWER
REPORTING
PERSON                                         601,218
WITH
                          ------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                               - 0 -

                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                               601,218

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                601,218

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
      CERTAIN SHARES
      (See Instructions)

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.1%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      (See Instructions)

                CO


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-----------------                                          ---------------------
CUSIP No. 4043F28                                           Page 3 of 10
-----------------                                          ---------------------


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS/         I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS (ENTITIES ONLY)
                AlixPartners, LLC                        38-3637158

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
      (See Instructions)
                                                                     (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (See Instructions)

                OO. To date, there has been no purchase and therefore no need for funds.

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                AlixPartners, LLC, is a Delaware limited liability company.

--------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
NUMBER OF
SHARES                                         - 0 -
BENEFICIALLY
OWNED BY                  ------------------------------------------------------
EACH                       8   SHARED VOTING POWER
REPORTING
PERSON                                        601,218
WITH
                          ------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                                               - 0 -

                          ------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                                               601,218

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                601,218

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [ ]
      CERTAIN SHARES
      (See Instructions)

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.1%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      (See Instructions)

                CO

-----------------                                          ---------------------
CUSIP No. 4043F28                                           Page 4 of 10
-----------------                                          ---------------------


--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Jay Alix

--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]

                                                                     (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      (See Instructions)

                OO. To date, there has been no purchase and therefore no need for funds.

--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
NUMBER OF
SHARES                                         - 0 -
BENEFICIALLY
OWNED BY                  ------------------------------------------------------
EACH                       8        SHARED VOTING POWER
REPORTING
PERSON                                         601,218
WITH
                          ------------------------------------------------------
                           9        SOLE DISPOSITIVE POWER

                                               - 0 -

                          ------------------------------------------------------
                          10        SHARED DISPOSITIVE POWER

                                               601,218

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                601,218

--------------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                3.1%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (See Instructions)

                IN




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                                                           ---------------------
                                                            Page 5 of 10
                                                           ---------------------


ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this Statement on
Schedule 13D/A (Amendment No. 1) relates is Common Stock, par value $.01 per share ("Common Stock"), of Hanger Orthopedic Group, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is Two Bethesda Metro Center, Suite 1300, Bethesda, Maryland 20814.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement on Schedule 13D/A (Amendment No. 1) is being filed by AlixPartners, LLC ("AP, LLC"), and its parents, AlixPartners Holdings, Inc., formerly known as Jay Alix & Associates, Inc. ("JA&A"), and Jay Alix (collectively "Parents"), to amend the Statement on Schedule 13D dated April 18, 2002, previously filed by Parents. As of July 1, 2002, JA&A transferred substantially all of its assets, including its options to acquire shares of Common Stock of the Company, to AP, LLC. The corporate headquarters for AP, LLC is 2000 Town Center, Suite #2400, Southfield, Michigan 48075. AP, LLC provides turnaround and restructuring services, and other consultation services, to distressed companies and their equity owners.

         AP, LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). AP, LLC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The original Statement on Schedule 13D was filed to report the grant by the Company to Parents on December 12, 2001 of the right and option to purchase from the Company all or part of an aggregate of 1,202,436 shares of Common Stock. This option became exercisable on June 18, 2002.

         Effective July 1, 2002, the option was transferred by JA&A, for no consideration, to its wholly-owned subsidiary, AP, LLC. As of July 23, 2002, the option was amended to provide for the cancellation of AP, LLC's right and option to purchase from the Company 601,218 shares of Common Stock in exchange for the payment from the Company to AP, LLC of $2,392,704.

         The remaining 601,218 options remain exercisable in whole or in part at any time prior to their expiration on May 31, 2007, at a price of $1.40 per share.

ITEM 4.  PURPOSE OF TRANSACTION.

         The options were originally granted to JA&A as partial consideration for services rendered to the Company by JA&A pursuant to a letter agreement dated January 23, 2001 (the "Letter Agreement") between the Company and JA&A. By granting these options, the Company sought to provide JA&A an additional incentive inherent in the ownership of the Company's Common Stock. As of July 23, 2002, the Company and AP, LLC, as successor to JA&A, amended the Letter Agreement to provide for the cancellation of options to purchase 601,218 shares of Common Stock granted to JA&A pursuant to the Letter Agreement in exchange for the payment by the Company to AP, LLC of $2,392,704. The Company also agreed to register with the SEC, at its cost, the remaining options held by AP, LLC to purchase up to 601,218 shares of Common Stock. Pursuant to this agreement, on August 23, 2002, the Company filed a Registration Statement on Form S-3 to allow AP, LLC to sell, from time to time, all or some of the shares it may acquire upon the exercise of such options to the public market. Although AP, LLC intends to sell all or some of such option shares under the Registration Statement, it is not obligated to do so.

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                                                            Page 6 of 10
                                                           ---------------------


         Other than as described above, neither AP, LLC nor Parents have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve, (e) any material change in the Company's present capitalization or dividend policy, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         The number and percentage of Common Shares beneficially owned as of July 23, 2002 are as follows:

                                                     Number                     Percent
                                                     ------                     -------
         AlixPartners, LLC, AlixPartners             601,218 (1)                3.1% (2)
           Holdings, Inc. and Jay Alix

(1) The shares shown above as beneficially owned by AlixPartners Holdings, Inc. and Jay Alix consist of the 601,218 shares that AP, LLC has the right to acquire, at an exercise price of $1.40 per shares, pursuant to the exercise of options granted to it under a Non-Qualified Stock Option Agreement, as amended.

(2) Based on the 19,512,213 shares of Common Stock reported as outstanding as of August 8, 2002 in the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2002.

         AlixPartners, LLC, AlixPartners Holdings, Inc. and Jay Alix share voting and investment power over the 601,218 shares of Common Stock reported above as beneficially owned by them.

         Except as described in Item 4 above, there have not been any transactions in the Company's Common Stock effected by AP, LLC, AlixPartners Holdings, Inc. or Jay Alix.

         No person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by AP, LLC.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The options granted to AP, LLC are described in Item 5 and are subject to the terms of a Non-Qualified Stock Option Agreement, as amended by the Term Sheet dated July 23, 2002, between AP, LLC, as successor to AlixPartners Holdings, Inc. (formerly known as Jay Alix & Associates, Inc.), and the Company. The options are not transferable other than to a successor by operation of law.

                                                           ---------------------
                                                            Page 7 of 10
                                                           ---------------------




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Term Sheet dated July 23, 2002, between Hanger Orthopedic Group, Inc. and AlixPartners, LLC.

         2. Agreement of Joint Filing between AlixPartners, LLC, AlixPartners Holdings, Inc. (formerly known as Jay Alix & Associates, Inc.), and Jay Alix.

                                    Signature


        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     ALIXPARTNERS, LLC

                                     By: AlixPartners Holdings, Inc., its
                                         Manager

Dated:   August 30, 2002             By: /s/ Melvin R. Christiansen
                                         --------------------------------------
                                         Melvin R. Christiansen
                                         Its:  Treasurer



Dated:   August 30, 2002             ALIXPARTNERS HOLDINGS, INC.,
                                     formerly known as Jay Alix & Associates,
                                     Inc.



                                     By: /s/ Melvin R. Christiansen
                                         --------------------------------------
                                         Melvin R. Christiansen
                                         Its:  Treasurer



Dated:  August 30, 2002              /s/ Jay Alix
                                     ------------------------------------------
                                     JAY ALIX


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                                                           ---------------------
                                                            Page 8 of 10
                                                           ---------------------



                                  Exhibit Index

                                   Description

Exhibit No.

         1. Term Sheet dated July 23, 2002, between Hanger Orthopedic Group, Inc. and AlixPartners, LLC.

         2. Agreement of Joint Filing between AlixPartners, LLC, AlixPartners Holdings, Inc. (formerly known as Jay Alix & Associates, Inc.), and Jay Alix.